UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CareScience, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

141726 10 9 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. 141726 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Health Net, Inc. (f/k/a Foundation Health Systems, Inc.) 95-4288333

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power -0- 7. Sole Dispositive Power -0- 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) CO

Page 2 of 6 pages

Item 1.	(a)	Name of Issuer

CareScience, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

3600 Market Street, 7th Floor, Philadelphia, PA 19104

Item 2.	(a)	Name of Person Filing

Health Net, Inc. (f/k/a Foundation Health Systems, Inc.)

	(b)	Address of Principal Business Office or, if none, Residence

21650 Oxnard Street, Woodland Hills, California 91367

	(c)	Citizenship

Health Net, Inc. is incorporated under the laws of the State of Delaware.

	(d)	Title of Class of Securities

Common Stock, no par value

	(e)	CUSIP Number

141726 10 9

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Page 3 of 6 pages

Item 4.	Ownership.

(a) Amount beneficially owned: -0- shares

(b) Percent of class: 0.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote -0-.

(ii) Shared power to vote or direct the vote -0-.

(iii) Sole power to dispose or to direct the disposition of -0-.

(iv) Shared power to dispose or to direct the disposition of -0-.

Item 5.	Ownership of Five Percent or Less of a Class ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Page 4 of 6 pages

Item 10.	Certification

Not applicable.

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004
Date

HEALTH NET, INC.

By:	/s/ B. Curtis Westen
Signature

B. Curtis Westen/Senior Vice President,
General Counsel and Secretary
Name/Title

Page 6 of 6 pages